FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 4, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 4, 2009; and

2.

Material Change Report dated September 4, 2009 (re: September 4, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 4, 2009

By:

/s/ Bassam Moubarak

(Name)

Its:

Chief Financial Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Announces Results for the Twelve Months Period Ended May 31, 2009

Vancouver, BC – September 4, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) has released its financial and operational results for the period ended May 31, 2009.  All figures are in U.S. dollars.

Significant Accomplishments during the period ended May 31, 2009

Molejon Gold Deposit Project

•

Mining has commenced with the first gold pour on April 7, 2009.

•

All equipment relating to the electrical and mechanical components of the processing facility has been received and installed.

•

Emergency tailings pond has been completed.

•

All civil work has been completed.

•

Ball mills #2 and #3 were put into operation. Ball mill #1 is 90% complete and expected to be put into production in the first quarter of fiscal 2010.

•

Road access for the starter pit is complete.

•

Construction of the bridge connecting the mine to the plant is now complete.

•

All work related to the CIP tanks has been completed.  The support structure for the agitation mechanism for the leaching tanks has been completed.

•

Construction of mill feed bins is complete.

•

The general warehouse, ADR and refinery have been completed.

•

Metallurgy lab is complete.

•

Tailings pond #2(a) is complete.  Tailings pond #2(b) is 80% complete and work on raising the wall of pond #2(a) and #2(b) is currently underway and expected to be completed in the second quarter of fiscal 2010.

•

Secondary and tertiary crushing equipment and conveyor systems are 80% complete.  The primary crusher is 50% complete.  The expected completion date for the secondary and tertiary crushers is the first quarter of fiscal 2010 and the primary crusher will be ready in the second quarter of fiscal 2010.

Environmental Impact Study Approval

On November 26, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution approving the Company’s Environmental Impact Study Category III (the “EIS”).  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production of the Molejon Gold Mine in Panama.  On detailed review of the Resolution, it became apparent that some of the conditions were not applicable to the Molejon operation, and others had already been satisfied by the Company.  The Company therefore established a working group to cooperate with ANAM to ensure that all conditions are satisfied or waived, so that full commercial production in fiscal 2010 will take place without delay.

During the current period, the Company has been subject to regular inspections confirming its full compliance with the applicable environmental regulations.  Petaquilla Gold, S.A., the Company’s Panama subsidiary which operates the Molejon plant, has provided additional technical documentation on specific procedures related to the monitoring of the environmental impact on water, soil and air as well as various studies on health and migration of populations within the area of influence of the mine project, fully complying with the conditions defined by ANAM for readiness for commercial production.  Accordingly, the Company expects to initiate full production as soon as the technical pre-production testing is completed which is expected to occur at or about the same time as approval from the Ministry of Industry and Commerce is obtained.

Several meetings have been held with ANAM personnel and ANAM’s appointed independent ITS Consulting and EnviroLAB Laboratories to establish a routine of regular environmental inspections.

The Company has retained SGS Panama Control Services Inc., part of the Swiss group SGS – Société Générale de Surveillance, for the process of certification to the international standards on Environmental Management, ISO 14001 and Safety and Occupational Health, OHSAS 18001.

 Mill Commissioning and Production

The Company announced wet commissioning on November 28th, 2008, after initiating a pre-production test program; progressively bringing online some of the critical process equipment.  During the third quarter, 18,000 tons of low grade ore were used to test the “mine to plant” feed circuitry.  Such tests met the requirements of a technical covenant related to the senior secured note financing. This test material did not result in a gold pour.

The Company produced its first gold bar on April 7, 2009.

Q4
Gold production – ounces	2,973
Silver production – ounces	1,109
Gold sales – ounces	703
Silver sales – ounces	114
Average realized gold price (per ounce)	$928.24
Unit cash production cost (per ounce, on a co-product and by-product basis)	$1,793.13

Subsequent to year-end

We are currently conducting an internal investigation under the oversight of the Audit Committee and with the assistance of advisors, of certain of our international operations, focusing on the material weakness identified during our assessment of internal controls as at May 31, 2009.  The process is still in the fact-finding stage, and no conclusions can yet be drawn.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(In U.S. dollars, except per share amounts)

	Twelve months	One month ended	Twelve months
	ended May 31,	May 31, 2008	ended April 30,
	2009		2008

EXPENSES
Accounting and legal	$1,944,302	$15,536	$1,306,921
Accretion of asset retirement obligation	331,504	52,098	305,692
Consulting fees	370,248	21,170	943,250
Amortization	336,602	35,511	344,968
Filing fees	115,295	280	87,005
Investor relations and shareholder information	1,121,895	54,595	1,012,822
Office administration	2,152,886	177,657	2,366,940
Rent	240,693	1,630	122,495
Exploration and development costs	7,761,862	562,237	11,690,204
Stock-based compensation	898,454	77,890	5,561,247
Travel	1,014,530	121,849	857,907
Debt issuance costs	6,398,825	3,894,873	-
Wages and benefits	2,916,615	177,329	1,668,455
Total expenses	(25,603,711)	(5,192,655)	(26,267,906)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(8,157,720)	295,059	1,342,442
Interest income	169,366	78,658	51,926
Interest on long-term debt	(37,382)	(15,613)	(68,465)
Asset usage fees	(4,155)	(695)	126,775
Gain on sale of equity investment	40,604,938	-	4,347,077
Power and drilling services	156,597	70,094	76,430
Loss from equity investment	(2,396,011)	(779,846)	(8,301,371)
Gain on dilution of equity investment	2,238,492	-	12,582,085
Redemption loss on senior secured notes	(13,130,982)	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	(14,939,298)	-	-
Total other income (expenses)	4,503,845	(352,343)	10,156,899
Net loss for the period	(21,099,866)	(5,544,998)	(16,111,007)
Other comprehensive (loss) gain:
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	(4,648,716)	487,574	716,555
Comprehensive loss for the year	$(25,748,582)	$(5,057,424)	$(15,394,452)
Basic and diluted loss per share	$(0.22)	$(0.06)	$(0.17)
Weighted average number of common shares outstanding	96,019,488	93,131,030	93,131,030

We seek Safe Harbor.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Bassam Moubarak
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

September 4, 2009

Item 3.

News Release

The Company’s news release dated September 4, 2009, was disseminated by Marketwire, Incorporated on September 4, 2009.

Item 4.

Summary of Material Change

The Company announced it has released its financial and operational results for the period ended May 31, 2009.  All figures are in U.S. dollars.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Bassam Moubarak, Chief Financial Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated September 4, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Bassam Moubarak

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Announces Results for the Twelve Months Period Ended May 31, 2009

Vancouver, BC – September 4, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) has released its financial and operational results for the period ended May 31, 2009.  All figures are in U.S. dollars.

Significant Accomplishments during the period ended May 31, 2009

Molejon Gold Deposit Project

•

Mining has commenced with the first gold pour on April 7, 2009.

•

All equipment relating to the electrical and mechanical components of the processing facility has been received and installed.

•

Emergency tailings pond has been completed.

•

All civil work has been completed.

•

Ball mills #2 and #3 were put into operation. Ball mill #1 is 90% complete and expected to be put into production in the first quarter of fiscal 2010.

•

Road access for the starter pit is complete.

•

Construction of the bridge connecting the mine to the plant is now complete.

•

All work related to the CIP tanks has been completed.  The support structure for the agitation mechanism for the leaching tanks has been completed.

•

Construction of mill feed bins is complete.

•

The general warehouse, ADR and refinery have been completed.

•

Metallurgy lab is complete.

•

Tailings pond #2(a) is complete.  Tailings pond #2(b) is 80% complete and work on raising the wall of pond #2(a) and #2(b) is currently underway and expected to be completed in the second quarter of fiscal 2010.

•

Secondary and tertiary crushing equipment and conveyor systems are 80% complete.  The primary crusher is 50% complete.  The expected completion date for the secondary and tertiary crushers is the first quarter of fiscal 2010 and the primary crusher will be ready in the second quarter of fiscal 2010.

Environmental Impact Study Approval

On November 26, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution approving the Company’s Environmental Impact Study Category III (the “EIS”).  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production of the Molejon Gold Mine in Panama.  On detailed review of the Resolution, it became apparent that some of the conditions were not applicable to the Molejon operation, and others had already been satisfied by the Company.  The Company therefore established a working group to cooperate with ANAM to ensure that all conditions are satisfied or waived, so that full commercial production in fiscal 2010 will take place without delay.

During the current period, the Company has been subject to regular inspections confirming its full compliance with the applicable environmental regulations.  Petaquilla Gold, S.A., the Company’s Panama subsidiary which operates the Molejon plant, has provided additional technical documentation on specific procedures related to the monitoring of the environmental impact on water, soil and air as well as various studies on health and migration of populations within the area of influence of the mine project, fully complying with the conditions defined by ANAM for readiness for commercial production.  Accordingly, the Company expects to initiate full production as soon as the technical pre-production testing is completed which is expected to occur at or about the same time as approval from the Ministry of Industry and Commerce is obtained.

Several meetings have been held with ANAM personnel and ANAM’s appointed independent ITS Consulting and EnviroLAB Laboratories to establish a routine of regular environmental inspections.

The Company has retained SGS Panama Control Services Inc., part of the Swiss group SGS – Société Générale de Surveillance, for the process of certification to the international standards on Environmental Management, ISO 14001 and Safety and Occupational Health, OHSAS 18001.

 Mill Commissioning and Production

The Company announced wet commissioning on November 28th, 2008, after initiating a pre-production test program; progressively bringing online some of the critical process equipment.  During the third quarter, 18,000 tons of low grade ore were used to test the “mine to plant” feed circuitry.  Such tests met the requirements of a technical covenant related to the senior secured note financing. This test material did not result in a gold pour.

The Company produced its first gold bar on April 7, 2009.

Q4
Gold production – ounces	2,973
Silver production – ounces	1,109
Gold sales – ounces	703
Silver sales – ounces	114
Average realized gold price (per ounce)	$928.24
Unit cash production cost (per ounce, on a co-product and by-product basis)	$1,793.13

Subsequent to year-end

We are currently conducting an internal investigation under the oversight of the Audit Committee and with the assistance of advisors, of certain of our international operations, focusing on the material weakness identified during our assessment of internal controls as at May 31, 2009.  The process is still in the fact-finding stage, and no conclusions can yet be drawn.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(In U.S. dollars, except per share amounts)

	Twelve months	One month ended	Twelve months
	ended May 31,	May 31, 2008	ended April 30,
	2009		2008

EXPENSES
Accounting and legal	$1,944,302	$15,536	$1,306,921
Accretion of asset retirement obligation	331,504	52,098	305,692
Consulting fees	370,248	21,170	943,250
Amortization	336,602	35,511	344,968
Filing fees	115,295	280	87,005
Investor relations and shareholder information	1,121,895	54,595	1,012,822
Office administration	2,152,886	177,657	2,366,940
Rent	240,693	1,630	122,495
Exploration and development costs	7,761,862	562,237	11,690,204
Stock-based compensation	898,454	77,890	5,561,247
Travel	1,014,530	121,849	857,907
Debt issuance costs	6,398,825	3,894,873	-
Wages and benefits	2,916,615	177,329	1,668,455
Total expenses	(25,603,711)	(5,192,655)	(26,267,906)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(8,157,720)	295,059	1,342,442
Interest income	169,366	78,658	51,926
Interest on long-term debt	(37,382)	(15,613)	(68,465)
Asset usage fees	(4,155)	(695)	126,775
Gain on sale of equity investment	40,604,938	-	4,347,077
Power and drilling services	156,597	70,094	76,430
Loss from equity investment	(2,396,011)	(779,846)	(8,301,371)
Gain on dilution of equity investment	2,238,492	-	12,582,085
Redemption loss on senior secured notes	(13,130,982)	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	(14,939,298)	-	-
Total other income (expenses)	4,503,845	(352,343)	10,156,899
Net loss for the period	(21,099,866)	(5,544,998)	(16,111,007)
Other comprehensive (loss) gain:
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	(4,648,716)	487,574	716,555
Comprehensive loss for the year	$(25,748,582)	$(5,057,424)	$(15,394,452)
Basic and diluted loss per share	$(0.22)	$(0.06)	$(0.17)
Weighted average number of common shares outstanding	96,019,488	93,131,030	93,131,030

We seek Safe Harbor.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Bassam Moubarak
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.